EXHIBIT 12.1

Cherokee International, LLC

Calculation of Ratio of Earnings to Fixed Charges

	Year Ended December 31
	2001	2000	1999	1998	1997
	(In thousands, except ratios)
Earnings (loss)

Income (loss) before Income taxes	$(6,225)	$11,695	$16,552	$23,900	$18,538
Fixed charges	17,261	17,424	11,294	860	1,504

Total Earnings	$11,036	$29,119	$27,846	$24,760	$20,042

Fixed Charges

Interest	$16,470	$16,779	$10,675	$373	$1,065

Implicit rental Interest expense	791	645	619	487	439
Total Fixed Charges	$17,261	$17,424	$11,294	$860	$1,504

Ratio of Earnings (loss) to Fixed Charges	0.6x	1.7x	2.5x	28.8x	13.3x